Exhibit 99.1

4Front Postpones Filing of 2019 Year End Financial Statements and Corresponding Investor Call

Disruptions resulting from the COVID-19 pandemic impacted Company’s ability to perform work related to the audit, delaying filing of annual report

PHOENIX, Arizona, April 27, 2020 -- 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company“) announced today that, due to logistics and delays caused by the COVID-19 pandemic, it will be postponing filing its annual financial statements and management’s discussion and analysis for the year ended December 31, 2019.

The Company is relying on exemptive relief provided by British Columbia Instrument 51-515 Temporary Exemption from Certain Corporate Finance Requirements, which provides an additional up-to 45 days for issuers to complete their required filings. The Company continues to work diligently and expeditiously, internally and with its auditors, to submit the Filings and expects to be current on filings within the 45 day exemption period.

The Company confirms that there have been no material business developments, other than those disclosed through news releases, since the filing of its interim financial report for the three and nine months ended September 30, 2019 and 2018.

Until such time as the 2019 Annual Filings are filed, 4Front’s management and other insiders are subject to a trading blackout that reflects the principles contained in section 9 of National Policy 11-207.

The Company will issue a news release announcing a revised date for the fiscal year ended December 31, 2019 conference call and earnings news release as soon as feasible.

To be added to the email distribution list, please email 4FrontIR@kcsa.com with “4Front” in the subject.

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About 4Front Ventures Corp.

4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, and a strategic asset base. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

Investor Contact
Andrew Thut, Chief Investment Officer
IR@4frontventures.com
602-633-3067

Phil Carlson / Elizabeth Barker
4FrontIR@kcsa.com

212-896-1233 / 212-896-1203

Media Contact
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, and other statements regarding future developments of the business.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.